UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2017

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the Articles of Association of Zealand Pharma A/S, or the Company.

Warrant Grant

On August 25, 2017, the Company’s board of directors granted an aggregate of 21,174 warrants to the Company’s President and CEO Britt Meelby Jensen (the “Warrants”) covered by the authority pursuant to Section 8.4 of the Company’s Articles of Association, adopted at the Company’s General Meeting on April 21, 2015 and in accordance with the Company’s updated overall guidelines for incentive payments, adopted at the Company’s Extraordinary General Meeting on July 31, 2017.

In connection with the grant of these Warrants, the Company’s board of directors amended the Company’s Articles of Association to provide for the grant of these Warrants. Each Warrant confers the right to subscribe for one ordinary share of the Company. 14,566 Warrants have an exercise price equal to DKK 142.50 per share and 6,608 Warrants have an exercise price equal to DKK 135.50 per share. The Warrants granted may be exercised, in whole or in part, in defined exercise windows from August 25, 2017 through August 25, 2022 in respect of the 14,566 Warrants and from April 6, 2018 through April 6, 2022 in respect of the 6,608 Warrants.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 1,272,500 shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association.

The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 3.1 hereto and incorporated by reference herein.

Exhibits

Reference is made to the Exhibit Index included hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: August 25, 2017

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.

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